SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

eSpeed, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

296643109
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,819,293 Common Shares
9 SOLE DISPOSITIVE POWER

1,819,293 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,819,293 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

935,667 Common Shares
9 SOLE DISPOSITIVE POWER

935,667 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
935,667 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,754,960 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,754,960 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,754,960 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,754,960 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,754,960 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,754,960 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

    This Schedule 13D Amendment ("13D Amendment #2") amends the original Schedule 13D filed March 14, 2007 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.01 par value per share, of eSpeed, Inc., a Delaware corporation (the “Issuer” or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing is unmodified.

ITEM 1. Security and Issuer

This Schedule 13D filing relates to the Common Stock of the Company.  The address of the principal executive offices of the Company is 110 East 59th Street, New York, NY  10022.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 935,667 Common Shares reported hereunder was $7,921,554 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,819,293 Common Shares reported hereunder was $15,279,521 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of the 13D Filings may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Beginning in 2004, Chapman Capital recognized a troubling decoupling between the performance of the Issuer’s Common Stock and the publicly-traded peer group of the Issuer. Specifically, during CY2004, the Issuer’s Common Stock plummeted approximately 47%, while common shares of ICAP plc, managed by the highly respected creator of shareholder value, Mr. Michael A. Spencer, remained relatively flat. The following year, during CY2005, the Issuer’s Common Stock tumbled approximately 37%, while the shares of ICAP plc escalated in price by 49%. As a result, when Chapman Capital launched the Funds into operation on April 1, 2006, Chapman Capital began conducting detailed investment analysis of the Issuer, its management and their respective and related backgrounds. Without question, Mr. Chapman immediately was impressed by the ability of Mr. Howard W. Lutnick (“Mr. Lutnick”), the Issuer’s Chairman, CEO and President, to resurrect both the Issuer and Cantor Fitzgerald, L.P. (CFLP) following the tragic terrorist attacks on New York’s World Trade Center, where the Issuer previously headquartered its business. However, the apparent disintegration of the Issuer’s operating performance and Common Stock in the years since well after “9/11” was of grave concern to Chapman Capital and others with whom it discussed the Issuer’s business prospects.

On January 24, 2006, The Daily Telegraph reported, “Cantor Fitzgerald is preparing a stock market float of BGC Partners, its London-based brokerage business, in a move expected to lead to a merger with eSpeed, the Nasdaq-quoted broker also controlled by Cantor, to create a company worth between $500m and $1billion.” The Daily Telegraph further reported, “One of the most compelling reasons for a float would be to combine BGC with eSpeed, controlled by Mr. Lutnick through a complex share structure that gives him multiple voting rights. BGC is primarily a voice brokerage, where trades are executed over the telephone. eSpeed is an electronic broker where trades are carried out using computers. Integrating voice and electronic brokerage businesses is now seen as a logical progression in the industry. Another reason for merging BGC and eSpeed is that eSpeed already provides BGC with a technology platform for its trading activities. A number of options are under consideration. One is the possibility of taking eSpeed off Nasdaq and merging with BGC and floating as an enlarged group.”

On December 18, 2006, Chapman Capital became disconcerted by a Form 4 filing with the SEC in which it was disclosed that on December 15, 2006, Mr. Lutnick was granted, free of cost, 800,000 Class A Common Stock options, struck at $8.80 per share of Common Stock, quarterly vesting over a four-year period beginning on the grant date, exercisable on December 15, 2010 and expiring on December 15, 2016. This sizable grant itself comprised nearly 3% of the outstanding shares of Common Stock. Mr. Lutnick was given this potentially dilutive option grant despite Mr. Lutnick’s a) $1,000,000 annual salary, b) outright ownership of merely less than 2% of the Issuer’s outstanding common shares as of December 31, 2006, c) pre-existing , sole voting and dispositive power with respect to an astounding 7,156,250 shares of Common Stock exercisable or exercisable within 60 days of December 31, 2006, and most importantly d) the Issuer’s Common Stock plummeting approximately 60% since its December 9, 1999 initial public offering as a result of dwindling reported and projected profitability.

On February 13, 2007, the Issuer issued a press release that disclosed its full year 2007 financial outlook. In such release, the Issuer stated that it expected full year 2007 non-GAAP net operating income to be in the range of $0.05 to $0.07 per diluted share. The primary cause of the Issuer’s disappointing projection of nearly breakeven operating performance was its expectation that approximately $152 million of non-GAAP operating revenues would be consumed by $146-148 million of non-GAAP operating expenses, a level of spending which Chapman Capital and other significant owners of the Issuer have conveyed as egregious and thus unacceptable. Following this release of the Issuer’s 2007 outlook, both Goldman Sachs & Co. (“Goldman Sachs”) and Sandler O’Neill & Partners (“Sandler O’Neill”) eviscerated their 2007 estimates of the Issuer’s earnings per share by approximately 50%. Furthermore, Goldman Sachs’ equity research analyst covering the Issuer, Mr. Joshua R. Carter, determined it appropriate to cut his rating of the Issuer’s Common Stock to “Sell,” making essentially unanimous Wall Street’s negative views of the Issuer under Mr. Lutnick’s stewardship given Keefe, Bruyette & Woods’s “Underperform” rating and Sandler O’Neill’s “Sell” rating.

On the Issuer’s February 14, 2007 conference call to discuss 4Q2006 earnings (“Issuer’s 4Q2006 Conference Call”), Mr. Chapman commented to Mr. Lutnick, “The [course] you've chosen … is to take the Company's resources and attempt to grow into other lines of business, [which] has not produced any sustainable capital gains over the last couple of years. In fact, it's been more of [an experience of] capital depreciation. Meanwhile, firms like Archipelago Group and others, are taking their businesses and merging into a larger enterprise, like NYSE Group, and have experienced extraordinary gains, to the tune of 10 to 20 fold previous trading levels.” Consequently, Mr. Chapman inquired of Mr. Lutnick, “Can you explain why it is that you should expect the owners of eSpeed to continue to support you with the initiatives that you continue to support yourself, when the stock continues to lag almost any indicator or index that one could compare it to?” In response, Mr. Lutnick conceded, “You are right, in that the investments we have made up to date have not bourn fruit as of yet … if opportunity develops where we can find a partner or otherwise elsewhere, we are open minded to pursue that.” Mr. Chapman then responded with the following comments: “But open minded is one thing. In essence, talk is cheap. Why not actually take the initiative, retain an investment bank, and actually try to find someone who can deliver immediate value to the owners? And it doesn't have to be a cash transaction. It can be a stock swap. If the transaction is as accretive as you might fear it to be for the buyer, i.e., that you think you might be selling the Company too cheaply, in theory, and it typically has worked out this way in the past, the acquirer shares that we'll be receiving as eSpeed holders will appreciate and make up for any discount you think we may have gotten in the transaction. Because being open minded and understanding a couple of cents per quarter in cost for growth is one thing. But the other side of the page is the opportunity cost. Had you years ago, with the benefit of hindsight, obviously, been able to see what could happen with the stock, with ICAP and some of the other competitive initiatives that have hurt the Company, we could be sitting on a $15, $20, $30 value now in another currency instead of eSpeed. So I would encourage you to be more than open minded. I think being much more proactive in this will be to the benefit of the owners. We want to stay constructive as owners of this Company. But the ownership base, seeing us on the 13F filings has been calling us and asking us to get much more aggressive in pursuing the Company to sell itself, and I hope that you'll see the light before we feel the need to do so.”

On February 19, 2007, Mr. Chapman left a voice message for Mr. Lutnick personally to return his call. Mr. Lutnick has not returned such call.

On February 20, 2007, Mr. Chapman left a voice message for Mr. Lutnick personally to return his call. Mr. Lutnick has not returned such call.

On February 21, 2007, Mr. Chapman left a voice message for Mr. Lutnick personally to return his call. Mr. Lutnick has not returned such call.

On February 21, 2007, Mr. Jason McGruder, the Issuer’s head of Investor Relations, telephoned Mr. Chapman. In response to Mr. Chapman’s expression of his discontent that Mr. Lutnick had not returned three sequential days of phone calls despite Chapman Capital’s ownership of one of the largest stakes in the Issuer’s Common Stock, Mr. McGruder responded, “None of our investors get calls back.” Mr. Chapman retorted that such a policy “made no sense,” and requested Mr. Lutnick’s rationale. Mr. McGruder explained, “That is just how we do it.”

Following the Issuer’s 4Q2006 Conference Call, Chapman Capital made contact with senior executives of various publicly-traded securities exchanges and brokerages (the “Publicly Traded Peers”). The purpose of such communications was to a) broaden Chapman Capital’s understanding of the Issuer’s business, assets, liabilities (outside of management), and competitive positioning, and b) inform the Publicly Traded Peers of Chapman Capital’s interest in maximizing the long term value of the Issuer’s Common Stock via a change-of-control transaction. Chapman Capital’s communications with the Publicly Traded Peers continued through March 2007, and may be expected to persist until a change-of-control transaction not involving BGC Partners, L.P. (“BGC”) has reached a definitive agreement.

During the first fortnight of March 2007, Chapman Capital made contact various individual and institutional past and present owners of the Issuer in order to survey their views of, and background with, the Issuer. Particularly in light of the Issuer’s February 13, 2007, disclosure regarding the Issuer’s weak 2007 financial outlook and incongruous granting free stock options representing nearly 3% of the Issuer’s Common Stock to the executive most responsible for such operating underperformance , the Issuer’s ownership base conveyed a nearly uniform desire for the Issuer’s Common Stock value to be maximized through a change-of-control transaction. Certain owners of the Issuer conveyed heightened concern over potentially unacceptable corporate governance and conflicts of interest that could result from a) Mr. Lutnick serving as CEO of both CFLP and the Issuer, and b) Mr. Lee M. Amaitis (“Mr. Amaitis”) serving as CEO of BGC and Vice Chairman of the Issuer.

On March 14, 2007, Mr. Chapman discussed Sidoti & Company, LLC’s Neutral-rated initiation of equity research coverage with that sellside firm’s analyst, Ms. Tripti Prasad, currently a student at New York University. Given that the Issuer has been experiencing difficulty obtaining buy recommendations from sellside equity research analysts, Mr. Chapman was surprised to learn that Mr. Lutnick had not made himself available to Ms. Prasad despite her request to meet with senior management of the Issuer. Chapman Capital views this as further evidence that Mr. Lutnick’s interest in the Issuer’s share maximization remains incommensurate, if not conflicted by Mr. Lutnick’s apparent center of consciousness on CFLP and its BGC affiliate.

Chapman Capital believes that Mr. Lutnick’s vexing behavioral patterns relating to the Issuer are derived from the fact that approximately 88% of the Issuer’s voting power is controlled by Mr. Lutnick or affiliated parties, despite such group owning a minority of the Issuer’s common shares. As of December 31, 2006, CF Group Management, Inc. (CFGM) indirectly owned 21,637,992 common shares of the Issuer, consisting of a) CFLP owning 21,200,365 common shares of the Issuer, divided between 751,310 shares of Class A Common Stock and 20,449,055 Class B common shares; and b) CFGM owning 437,557 common shares of the Issuer, divided between 388,812 shares of Class A Common Stock and 48,745 Class B common shares. CFGM is the Managing General Partner of CFLP. The rights of holders of shares of Class A Common Stock and Class B common shares are substantially identical, except that holders of Class B common shares are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders in general. Class B shares of the Issuer are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

As a result of Chapman Capital’s concern regarding this divergence between ownership and voting power, combined with potential conflicts of interest between Mr. Lutnick’s governance positions with the Issuer and his financial motives relating to CFLP and BGC, Chapman Capital believes it is the fiduciary duty of the Issuer’s Board of Directors to compel the conversion of all Class B common shares into Class A Common Stock.

On March 14, 2007, Chapman Capital communicated to Mr. Lutnick (via one of his gatekeepers) its strong assertion that, given Mr. Lutnick’s demonstrated failure to perform in his capacity as CEO of the Issuer (manifesting itself via the underperformance of the Issuer’s Common Stock and plummeting earnings projections), the Issuer’s long term shareholder value should be maximized via a full scale auction of the Issuer that is not limited to BGC as the sole negotiating counterparty.

On March 14, 2007, Chapman Capital issued a press release communicating its demands that a) the Issuer be sold in a change-of-control transaction, and b) the Issuer’s Board compel the conversion of all Class B common shares into Class A Common Stock. This press release is attached hereto as Exhibit B.

On March 14, 2007, Mr. Chapman left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 15, 2007, Mr. Chapman left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 16, 2007, Mr. Chapman left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 16, 2007, Mr. Chapman received an electronic mail message from Mr. McGruder, stating that the latter was attempting to schedule a conference call between Mr. Lutnick, Mr. McGruder and Mr. Chapman. This E-mail message is attached hereto as Exhibit D.

On March 16, 2007, Mr. Chapman replied to Mr. McGruder’s March 16, 2007 E-mail, reiterating Chapman Capital’s discontent with Mr. Lutnick’s unwillingness to return numerous phone calls from Chapman Capital in its capacity as the advisor to the Issuer’s largest non-Cantor Fitzgerald affiliated block of Class A Common Stock ownership. This E-mail message is attached hereto as Exhibit E.

On March 20, 2007, Mr. Chapman left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 21, 2007, Mr. Chapman left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 21, 2007, Chapman Capital issued a press release communicating its demands that a) the Issuer retain an independent auditor specializing in corporate governance to review the Joint Services Agreement between the Issuer and Cantor Fitzgerald-related entities, and b) the Issuer’s Board compel the conversion of all Class B common shares into Class A Common Stock, followed by the full scale auction of the Issuer. This press release is attached hereto as Exhibit C.

On March 22, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 23, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 26, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 27, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 28, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 29, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On March 30, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 2, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 3, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 4, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 5, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 9, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 10, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 11, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 12, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 13, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 16, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 17, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 18, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

On April 18, 2007, Chapman Capital issued a press release a) demanding the replacement of the Issuer’s Directors Albert Weis, John Dalton, Barry Sloane and Barry Gosin, and b) supporting the Issuer's immediate auction. This press release is attached hereto as Exhibit D.

On April 19, 2007, Mr. Chapman's office left a message with one of Mr. Lutnick’s “handlers” to have Mr. Lutnick personally return Mr. Chapman’s call. Mr. Lutnick has not returned such call.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 2,754,960 shares of Common Stock constituting 9.3% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
03/01/07	CS	34,900	$ 8.45
03/02/07	CS	43,500	$ 8.29
03/02/07	CS	2,400	$ 8.26
03/05/07	CS	5,952	$ 8.30
03/05/07	CS	500	$ 8.25
03/06/07	CS	400	$ 8.25
03/06/07	CS	32,000	$ 8.28
03/06/07	CS	157,500	$ 8.27
03/06/07	CS	(10,500)	$ 8.38
03/06/07	CS	93,800	$ 8.37
03/07/07	CS	89,799	$ 8.39
03/07/07	CS	100	$ 8.34
03/07/07	CS	(7,000)	$ 8.46
03/08/07	CS	13,391	$ 8.27
03/08/07	CS	10,901	$ 8.37
03/13/07	CS	7,500	$ 8.78
04/18/07	C	(115)	$ 3.49
04/18/07	C	(1,062)	$ 3.06
04/18/07	C	(100)	$ 3.60
04/18/07	C	(1,062)	$ 3.18
04/18/07	C	(20)	$ 3.70
04/18/07	C	(1,062)	$ 3.31
04/19/07	C	(521)	$ 2.61
04/19/07	C	(521)	$ 2.49
04/19/07	C	(521)	$ 2.74

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
02/20/07	CS	111,723	$ 8.25
02/21/07	CS	50,000	$ 8.37
02/21/07	CS	11,200	$ 8.24
02/21/07	CS	25,000	$ 8.27
02/21/07	CS	19,947	$ 8.29
02/21/07	CS	(5,000)	$ 8.33
02/21/07	CS	(26,000)	$ 8.26
02/22/07	CS	4,000	$ 8.33
02/22/07	CS	15,271	$ 8.31
02/22/07	CS	(10,530)	$ 8.39
02/23/07	CS	(100)	$ 8.48
02/26/07	CS	2,138	$ 8.46
02/26/07	CS	(34,370)	$ 8.48
02/27/07	CS	57,119	$ 8.49
02/28/07	CS	79,777	$ 8.48
03/01/07	CS	32,723	$ 8.46
03/02/07	CS	40,853	$ 8.29
03/02/07	CS	2,200	$ 8.26
03/05/07	CS	53,200	$ 8.30
03/05/07	CS	4,600	$ 8.25
03/06/07	CS	3,600	$ 8.25
03/06/07	CS	59,500	$ 8.28
03/06/07	CS	292,500	$ 8.27
03/06/07	CS	(19,500)	$ 8.38
03/06/07	CS	174,200	$ 8.37
03/07/07	CS	166,700	$ 8.39
03/07/07	CS	100	$ 8.34
03/07/07	CS	(13,000)	$ 8.46
03/08/07	CS	40,100	$ 8.27
03/08/07	CS	32,600	$ 8.37
03/09/07	CS	90,197	$ 8.50
03/09/07	CS	(10,000)	$ 8.49
03/13/07	CS	22,500	$ 8.78
04/18/07	CS	(20,300)	$ 10.56
04/18/07	C	(225)	$ 3.49
04/18/07	C	(2,088)	$ 3.06
04/18/07	C	203 (A)	$ 3.06
04/18/07	C	(200)	$ 3.60
04/18/07	C	(2,088)	$ 3.18
04/18/07	C	(39)	$ 3.70
04/18/07	C	(2,088)	$ 3.31
04/19/07	C	(1,024)	$ 2.61
04/19/07	C	(1,024)	$ 2.49
04/19/07	C	(1,024)	$ 2.74
* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised

The above transactions were effected by the Reporting Persons on the NASDAQ National Market and multiple option exchanges.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 14, 2007 among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B
Press Release from Chapman Capital demanding that a) the Issuer be sold in a change-of-control transaction, and b) the Issuer’s Board compel the conversion of all Class B common shares into Class A Common Stock

Exhibit C	Press Release from Chapman Capital demanding that a) the Issuer retain an independent auditor specializing in corporate governance to review the Joint Services Agreement between the Issuer and Cantor Fitzgerald-related entities, and b) the Issuer’s Board compel the conversion of all Class B common shares into Class A Common Stock, followed by the full scale auction of the Issuer.
Exhibit D	Press Release from Chapman Capital a) demanding the replacement of the Issuer’s Directors Albert Weis, John Dalton, Barry Sloane and Barry Gosin, and b) supporting the Issuer's immediate auction.
Exhibit E	E-mail from Mr. Jason A. McGruder, Vice President of Investor Relations of the Issuer to Mr. Chapman.
Exhibit F	E-mail from Mr. Chapman to Mr. Jason A. McGruder, Vice President of Investor Relations of the Issuer.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: April 19, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: April 19, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: April 19, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of eSpeed, Inc. dated March 14, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 14, 2007

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B
[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS SALE OF ESPEED, INC.

INVESTMENT ADVISOR TO SEEK CONVERSION OF CLASS B SHARES

LOS ANGELES, CA. - MARCH 14, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 9.3% of the Class A common shares of eSpeed, Inc. (Nasdaq: ESPD; “eSpeed” or “the Company”), today announced its demand that eSpeed’s Board of Directors maximize shareholder value via a change-of-control transaction. Moreover, as a result of potential conflicts of interest that may exist due to cross-management roles between eSpeed, BGC Partners, L.P. and Cantor Fitzgerald, L.P., Chapman Capital believes that it is the fiduciary duty of eSpeed’s Board of Directors to compel the conversion of all Class B common shares into Class A common stock.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “Particularly in light of eSpeed’s February 13, 2007 disclosure regarding its weak 2007 financial outlook and incongruous granting of free stock options representing nearly 3% of the outstanding Class A common shares to the executive most responsible for such operating underperformance, Mr. Howard W. Lutnick, the Company’s ownership base has conveyed a nearly uniform desire for eSpeed’s Class A shares to be maximized through a change-of-control transaction.”

Chapman Capital today filed a Schedule 13D with the Securities and Exchange Commission detailing the circumstances and background underlying its demands. Such filing is available at http://www.sec.gov.

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing. The firm currently manages over $300 million as the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 9.3% of eSpeed’s Class A common shares. Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty publicly-traded companies, including a recently closed transaction involving Glenayre Technologies, Inc. and pending transactions involving Carreker Corporation and Sunterra Corporation. Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA. Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

eSpeed, Inc. is a leader in developing and deploying electronic marketplaces and related trading technology that offers traders access to the most liquid, efficient and neutral financial markets in the world. eSpeed operates multiple buyer, multiple seller real-time electronic marketplaces for the global capital markets, including the world's largest government bond markets and other fixed income and foreign exchange marketplaces. eSpeed's suite of marketplace tools provides end-to-end transaction solutions for the purchase and sale of financial products over eSpeed's global private network or via the Internet. eSpeed's neutral platform, reliable network, straight-through processing and superior products make it a trusted source for electronic trading at the world's largest fixed income and foreign exchange trading firms and major exchanges. Related news releases, as well as additional information on eSpeed, may be found at http://www.espeed.com.

CONTACT:
John K. Matthews
Phone: (310) 662-1900 x 209

Exhibit C

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS AUDIT OF eSPEED -CANTOR FITZGERALD JOINT SERVICES AGREEMENT

INVESTMENT ADVISOR REITERATES DEMAND FOR SALE OF COMPANY

LOS ANGELES, CA. - MARCH 21, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 9.3% of the Class A common shares of eSpeed, Inc. (Nasdaq: ESPD; “eSpeed” or “the Company”), today announced its demand that eSpeed’s Board of Directors retain an independent auditor specializing in corporate governance, distinct from eSpeed/BGC Partners/Cantor Fitzgerald’s shared financial auditor Deloitte & Touche LLP, to review the Joint Services Agreement (the “JSA”) between eSpeed and Cantor Fitzgerald-related entities. The goal of such audit would be to confirm or invalidate the related parties’ claims that the JSA, as well as subsequent and associated transactions and agreements, were negotiated and have been executed in an arms-length fashion.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “This week, the U.S. Court of Appeals for the Federal Circuit in Washington affirmed a lower court’s ruling that a jury-invalidated patent was unenforceable due to Cantor’s inequitable conduct in the prosecution of the patent. Specifically, Circuit Judge Kimberly Moore wrote in her 17-page ruling that Cantor’s ‘declarations included material false statements and were submitted with an intent to deceive.’ This ruling fortifies Chapman Capital’s apprehension that eSpeed itself may continue to incur significant licensing and other expenses, or may relinquish significant market data and other revenues, unnecessarily or improperly for the benefit of Cantor Fitzgerald. Given that eSpeed’s Board of Directors (the “Board”) apparently has approved CEO Howard Lutnick’s decision to have eSpeed expend extraordinary sums on this patent litigation alone, purportedly for the benefit of eSpeed itself, it would be egregiously canting for eSpeed’s Board to reject Chapman Capital’s demand that a fraction of such legal costs be expended to scrutinize the legitimacy and fairness off all significant inter-company agreements and policies.”

Chapman Capital also reiterated its demand that the value of eSpeed’s Class A shares be maximized via conversion of all Class B common shares into Class A common stock, followed by the full scale auction of the Company. Regarding these matters, Mr. Chapman stated, “Chapman Capital remains disconcerted by potential conflicts of interest that may exist due to cross-management roles between eSpeed, BGC and Cantor. Following the path of fellow Delaware-incorporated public companies Conoco Inc., Agere Systems Inc. and Pacific Health Systems, Inc., Mr. Lutnick should be forced to collapse the dual voting ownership structure that Chapman Capital believes entrenches eSpeed management and may obstruct any bid for the change-of-control of the Company.”

Chapman Capital expects to file an amended Schedule 13D with the Securities and Exchange Commission detailing the circumstances and background underlying its demands. Such filing shall be available at http://www.sec.gov.

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing. The firm currently manages approximately $350 million as the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 9.3% of eSpeed’s Class A common shares. Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty publicly-traded companies, including a recently closed transaction involving Glenayre Technologies, Inc. and pending transactions involving Carreker Corporation and Sunterra Corporation. Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA. Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

eSpeed, Inc. is a leader in developing and deploying electronic marketplaces and related trading technology that offers traders access to the most liquid, efficient and neutral financial markets in the world. eSpeed operates multiple buyer, multiple seller real-time electronic marketplaces for the global capital markets, including the world's largest government bond markets and other fixed income and foreign exchange marketplaces. eSpeed's suite of marketplace tools provides end-to-end transaction solutions for the purchase and sale of financial products over eSpeed's global private network or via the Internet. eSpeed's neutral platform, reliable network, straight-through processing and superior products make it a trusted source for electronic trading at the world's largest fixed income and foreign exchange trading firms and major exchanges. Related news releases, as well as additional information on eSpeed, may be found at http://www.espeed.com.

CONTACT:
John K. Matthews
Phone: (310) 662-1900 x 209

Exhibit D

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS REPLACEMENT OF ESPEED DIRECTORS ALBERT WEIS, JOHN DALTON, BARRY SLOANE, & BARRY GOSIN

INVESTMENT ADVISOR SUPPORTS IMMEDIATE AUCTION

LOS ANGELES, CA. - APRIL 18, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 9.3% of the Class A shares of eSpeed, Inc. (NASDAQ: ESPD; “eSpeed” or “the Company”), today announced its demand that eSpeed’s non-affiliated owners be granted consent to replace eSpeed directors Albert M. Weis, John H. Dalton, Barry R. Sloane, and Barry M. Gosin on eSpeed’s Board of Directors (the “Board”) at the Company’s 2007 Annual Meeting of Stockholders. In addition, Chapman Capital reiterated its demands that the Board immediately retain an independent auditor to review the Joint Services Agreement, compel the conversion of all Class B common shares into Class A common stock, and engage an investment bank to maximize shareholder value via an auction of the Company.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “Chief Executive Howard Lutnick’s three-kingdom reign over Cantor Fitzgerald, eSpeed and BGC Partners appears so infested with potential conflicts of interest and incestuous inter-company transactions that a completely new set of corporate governors may be required to exterminate any vermin from eSpeed’s board room. Chapman Capital finds it astonishing that Mr. Lutnick may believe he retains the residual credibility necessary to bedazzle a new group of investors in the proposed BGC Class A concoction after stupefying eSpeed Class A shareholders with years of underperformance and apparent disrespect.”

Regarding Chapman Capital’s demand for the immediate auction of eSpeed, Mr. Chapman stated, “The non-return of 24 straight business days of telephone calls from eSpeed’s largest Class A owner is something one might have expected from multi-kingdom conflicted tyrants such as Hollinger International’s Conrad Black, but not someone as conscious of his public reputation as Mr. Lutnick. Moreover, today’s disclosure of the seemingly impulsive rejection of Tullett Prebon Plc’s premium acquisition proposal has done nothing but heighten our concerns that Napoleonic behavior continues to be condoned by eSpeed’s director fiduciaries.”

Chapman Capital reiterated the need for eSpeed to follow the path of fellow Delaware-incorporated public companies Conoco Inc., Agere Systems Inc. and Pacific Health Systems, Inc. by collapsing the dual voting ownership structure that Chapman Capital believes entrenches eSpeed management and seems to be obstructing at least one bid for the change-of-control of the Company. Circuit Judge Kimberly Moore’s recent 17-page ruling that Cantor Fitzgerald’s “declarations included material false statements and were submitted with an intent to deceive” unfortunately may solidify Mr. Lutnick’s reputation amongst various eSpeed owners, customers and peers. Regarding Judge Moore’s incriminating ruling, Mr. Chapman commented, “Following eSpeed’s April 12th arguably belated decision to hire a ‘Chief Ethics Officer,’ I propose that either Dennis Kozlowski or Bernie Ebbers be considered to fill the position once they have been discharged from their respective prison cells. Gentlemen subject to such extensive rehabilitation would appear to be a perfect match for this unique opportunity.”

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing. The firm currently manages over $300 million as the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 9.3% of eSpeed’s Class A common shares. Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty publicly traded companies, including recently closed transactions involving Carreker Corporation and Glenayre Technologies, Inc., and pending transactions involving Sunterra Corporation and Embarcadero Technologies, Inc. Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA. Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

eSpeed, Inc. is a leader in developing and deploying electronic marketplaces and related trading technology that offers traders access to the most liquid, efficient and neutral financial markets in the world. eSpeed operates multiple buyer, multiple seller real-time electronic marketplaces for the global capital markets, including the world's largest government bond markets and other fixed income and foreign exchange marketplaces. eSpeed's suite of marketplace tools provides end-to-end transaction solutions for the purchase and sale of financial products over eSpeed's global private network or via the Internet. eSpeed's neutral platform, reliable network, straight-through processing and superior products make it a trusted source for electronic trading at the world's largest fixed income and foreign exchange trading firms and major exchanges. Related news releases, as well as additional information on eSpeed, may be found at http://www.espeed.com.

CONTACT:

John K. Matthews

Phone: (310) 662-1900 x 209

Exhibit E
From: McGruder, Jason [mailto:JMcGruder@espeed.com]
Sent: Friday, March 16, 2007 3:18 PM
To: Robert L. Chapman, Jr.
Subject: got your VM

I got your message, and am working on putting something on Howard’s calendar (since that I must do) assuming that whenever is fine with you, thanks.

Jason A. McGruder

Vice President of Investor Relations
BGC Partners, Inc. & eSpeed, Inc.
110 East 59th Street
New York, New York 10022
Phone: (212) 829-4988
Fax: (212) 308-6982
Email:  jmcgruder@espeed.com or jmcgruder@bgcpartners.com

Exhibit F

From: Robert L. Chapman, Jr.
Sent: Friday, March 16, 2007 3:57 PM
To: 'Jason McGruder (jmcgruder@espeed.com)'; 'Jason McGruder (jmcgruder@bgcpartners.com)'
Subject: Chapman Capital Activism: eSpeed (ESPD): Reiteration of Request for CEO Call

March 16, 2007

Mr. Jason A. McGruder
VP, Investor Relations
eSpeed, Inc.
VP, Investor Relations
BGC Partners, L.P.
110 East 59th Street
New York, NY 10022
Office: (212) 829-4988

Mr. McGruder,

Thank you for accomplishing the arduous task of returning a call to Chapman Capital L.L.C. following my repeated requests, including voice messages left for you on March 14th and again today March 16th, and for Mr. Lutnick on each of February 19th, February 20th, February 21st, March 14th, March 15th, and again today March 16th. As I am sure is the case with Mr. Lutnick, I desire prompt return calls from CEOs of companies where my firm advises the largest owner of publicly traded shares, a sentiment which I reflected to you on February 21st when I implored you to have him call me back that day.

In line with my statements to you on the afternoon of February 21st during my call with you, I do not understand why Mr. Lutnick requires you to be present in every physical or telephonic meeting with eSpeed’s Class A shareholders. I suppose that given Mr. Lutnick’s litigious tendencies, he may have determined it wise to have at his constant avail a witness-on-the-payroll to provide, when required by a court, confirmation of Mr. Lutnick’s version of events. I have concluded this given that Mr. Lutnick seems to be a person capable of being taught the restrictions of Regulation FD, and then complying therewith. However, as I stated on February 21st during that call, he may call me in any form with any other eSpeed employee also on the call.

As a fiduciary to others who have entrusted my firm with capital (as is the case with eSpeed’s management), I have a policy of being open for business 24 hours a day, seven days per week. This includes being available around the clock not only to our hedge funds’ investors, but also individuals involved integrally with the companies in which the funds invest. Accordingly, as I stated explicitly and repeatedly on the afternoon of February 21st during my call with you, I sought to eliminate (rather than augment) any restrictions on the circumstances of Mr. Lutnick’s prospective return phone call(s) to me. Specifically, by reiterating to you that day that I would discard the need for a specific date and time of his return call, I increased to the highest point of flexibility Mr.Lutnick’s apparently saturated and evolving schedule. No intelligent argument can be made that my opening my schedule to 24 hour/7 days per week availability did anything but increase Mr. Lutnick’s opportunity to return my call in a prompt fashion, as any unexpected interruption (e.g., large Cantor Fitzgerald client trade) to a scheduled call would not occur.

Thus, once again and hopefully for the last time, I convey that am available on my mobile number for Mr. Lutnick’s call. Should he call and for some reason (cell phone out of range) and not receive me live answering the call, I shall return his call promptly (often within minutes). As I am certain Mr. Lutnick has asked investors of eSpeed to wait brief periods for him to be available after they have called him, it seems reasonable after such an occurrence Mr. Lutnick would make himself available for me to return his call promptly.

Should this system of communication that has served me and Chapman Capital’s counterparties so well fail to get Mr. Lutnick and me on a call together, we shall revert to the “Lutnick way" to which you have communicated below you “must” comply.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com